UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 14, 2023

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

Strathvale House, 90 N Church Street,

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Completion of the Merger

On December 14, 2023, Navios Maritime Holdings Inc. (the “Company”) completed the merger contemplated by the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 22, 2023, by and among the Company, N Logistics Holdings Corporation (“NLHC”), a company affiliated with the Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou, Navigation Merger Sub Inc., a wholly owned subsidiary of NLHC (“Merger Sub”) and, for limited purposes, N Shipmanagement Acquisition Corp. (“NSC”), another company affiliated with Ms. Frangou. Pursuant to the Merger Agreement, Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and a subsidiary of NLHC (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.0001 per share, of the Company (such shares, the “Common Stock”) outstanding immediately prior to the Effective Time (other than shares of Common Stock held by (i) the Company or any of its subsidiaries or (ii) NLHC or Merger Sub) was converted into the right to receive $2.28 per share in cash, without interest and subject to any applicable withholding taxes.

The Company’s outstanding shares of (i) 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (and the related American Depositary Shares), (ii) 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (and the related American Depositary Shares), and (iii) Series I Non-Economic Preferred Stock were not affected by the Merger and remain outstanding as identical securities of the Surviving Corporation.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Company’s Report on Form 6-K filed with the SEC on October 24, 2023.

Delisting from the New York Stock Exchange

In connection with the consummation of the Merger, on December 13, 2023, the Company notified the New York Stock Exchange (the “NYSE”) of the expected completion of the Merger at 8:00 a.m., Eastern Time, on December 14, 2023 and requested that trading in the Company Common Stock on the NYSE be suspended prior to the opening of trading on December 14, 2023. The Company also requested that the NYSE file a Form 25 with the SEC notifying the U.S. Securities and Exchange Commission (the “SEC”) of the delisting of the Company Common Stock on the NYSE and the deregistration of the Company Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, the shares of Company Common Stock will no longer be listed on the NYSE.

In addition, the Company intends to deregister the shares of Company Common Stock under Section 12(g) of the Exchange Act by filing a Form 15 with the SEC in approximately ten days following the filing of the Form 25.

Joint Press Release

On December 14, 2023, the Company and NLHC issued a joint press release announcing the completion of the Merger. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Exhibit

99.1	Press Release, dated December 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: December 14, 2023